page 1 of 15 pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          America Service Group, Inc.
        ________________________________________________________________
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
        ________________________________________________________________
                         (Title of Class of Securities)

                                  02364L-10-90
                         _____________________________
                                 (CUSIP Number)

                                 R.C.O. Hellyer
                            J O Hambro & Company Ltd
                              30 Queen Anne's Gate
                            London SW1H 9AL England
                               011-44-71-222-2020
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 28, 1994
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 02364L-10-90                             Page 2 of 15 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    J O Hambro & Partners Limited
    No S.S. or IRS Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                     (b) XX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                ______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                      ______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%


14.  TYPE OF REPORTING PERSON*
          IA


     CUSIP NO. 02364L-10-90                       page 3 of 15 pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Growth Financial Services Limited
    No S.S. or Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                       (b) XX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
        Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)           ______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                 ________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.  TYPE OF REPORTING PERSON
          CO


     CUSIP NO. 02364L-10-90                page 4 of 15 pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    North Atlantic Smaller Companies Investment Trust PLC
    No S.S. or IRS Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                      (b)  XXX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
     Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 _______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

         10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                           ________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

14.  TYPE OF REPORTING PERSON
          IV



     CUSIP NO. 02364L-10-90             page 5 of 15 pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Christopher Harwood Bernard Mills
    No S.S. or IRS Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                      (b)  XXX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
     Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     _______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 ________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14.  TYPE OF REPORTING PERSON
          IN



     CUSIP NO.  02364L-10-90            page 6 of 15 pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    J O Hambro & Company Limited
    No S.S. or IRS Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                      (b)  XXX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
     Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                               _______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              ________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

14.  TYPE OF REPORTING PERSON
          HC



     CUSIP NO. 02364L-10-90             page 7 of 15 pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    J O Hambro Asset Management Limited
    No S.S. or IRS Identification Number

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                      (b)  XXX

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
     Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  _______

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        England

          7.  SOLE VOTING POWER
               0

          8.  SHARED VOTING POWER
               0

          9.  SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                           ________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

14.  TYPE OF REPORTING PERSON
          HC



                               AMENDMENT NO. 4 TO
                           STATEMENT ON SCHEDULE 13-D

     This amended statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of America Service Group, Inc. (the "Company"), a Delaware corporation that has its principal executive offices at 101 Lukens Drive, Suite A, P.O. Box 472, New Castle, Delaware 19720. Items 2 through 7 of the statement on Schedule 13-D filed by J O Hambro & Partners Limited ("J O
Hambro & Partners"), J O Hambro & Company Limited ("J O Hambro & Company"), J O Hambro Asset Management Limited (formerly, J O Hambro Financial Services Limited) ("J O Hambro Asset Management"), Growth Financial Services Limited (formerly, Growth Investment Management Limited) ("GFS"), North Atlantic Smaller Companies Investment Trust (formerly, Consolidated Venture Trust plc) ("NASCIT"), and Christopher Harwood Bernard Mills (collectively referred to as the "Filing Parties" and each a "Filing Party"), as direct and indirect beneficial owners of shares of the Common Stock as previously reported on this statement on Schedule 13-D, are hereby amended and restated as set forth below.

Item 2.  Identity and Background.

2 (a-c, f).

I.  Filing Parties:

     This Statement is filed on behalf of the following six persons:

1. J O Hambro & Partners is a corporation organized under the laws of England with its principal office and business at 30 Queen Anne's Gate, London SW1H 9AL England. J O Hambro & Partners is principally engaged in the business of investment management and advising and serves as co-investment adviser to NASCIT.

2. GFS is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL, England and with its principal business at 30 Queen Anne's Gate, London SW1H 9AL, England. GFS has undertaken to provide the services of Christopher Mills to NASCIT to serve as its chief executive.

3. NASCIT is a corporation organized under the laws of England with its principal office and business at 30 Queen Anne's Gate, London SW1H 9AL England. NASCIT is a publicly held investment trust company. Christopher Mills, as chief executive of NASCIT, and J O Hambro & Partners serve as co-investment advisers to NASCIT.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 30 Queen Anne's Gate, London SW1H 9AL. His principal employment is service as Chief Executive Officer of NASCIT and as a page 8 of 15 pages

     director of J O Hambro & Partners, and he serves as co-investment adviser to NASCIT.


5. J O Hambro Asset Management has its principal office and business at 30 Queen Anne's Gate, London SW1H 9AL, England and is organized under the laws of England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners.

6. J O Hambro & Company is an investment holding company and ultimate holding company for J O Hambro & Partners with its principal office and business at 30 Queen Anne's Gate, London SW1H 9AL, England.

II.  Control Relationships:

     J O Hambro & Partners is a wholly owned subsidiary of J O Hambro Asset Management, which is in turn a wholly owned subsidiary of J O Hambro & Company.


     Christopher Mills owns 99% of the equity of GFS and serves as a director of J O Hambro & Partners.

III. Executive Officers and Directors

     In accordance with the provisions of General Instruction C to Schedule 13-D, information concerning the executive officers and directors of the Filing Parties was included in Schedule A to the Schedule 13-D of the Filing Parties dated January 7, 1993 and amended by Amendment Nos. 1, 2 and 3 thereto.

2(d).  Criminal Proceedings

     During the last five years, neither the Filing Parties nor any executive officer or director of any of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(c).  Civil Securities Law Proceedings

     During the last five years, neither the Filing Parties nor any executive officer or director of any of the Filing Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     NASCIT acquired beneficial ownership of 220,000 shares of Common Stock of the Company as reported in a Schedule 13-G with respect to the Company filed with the Securities and Exchange Commission on February 12, 1992. J O Hambro &

                                                    page 9 of 15 pages

Partners acquired its shared beneficial ownership of said 220,000 shares when it entered into an investment adviser contract with NASCIT on January 7, 1993. Christopher Mills and GFS acquired their shared beneficial ownership of said 220,000 shares when they entered into a secondment services agreement with NASCIT on January 7, 1993.

Item 4.  Purpose of the Transaction.

     On January 7, 1993, NASCIT entered into a secondment services agreement with GFS and Christopher Mills pursuant to which GFS furnishes the services of Mills to NASCIT for the purposes of providing investment advice to NASCIT and deciding on behalf of NASCIT upon purchases and sales in respect of investments.

     On January 7, 1993, NASCIT entered into an investment advisory agreement with J O Hambro & Partners. Said investment advisory agreement provides that J O Hambro & Partners shall have, together with Christopher Mills, discretionary voting and disposition power over the holdings of NASCIT.

     The shares of Common Stock in the Company held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or privately-negotiated transactions, or otherwise.

     Except as described in this Item 4, none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, if any; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

                                          page 10 of 15 pages

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:

                                                  Number of
                        Number of    Number of    Shares
                        Shares       Shares       Directly and
Filing                  Directly     Indirectly   Indirectly    Approximate
Party                   Held         Held         Held          Percentage
J O Hambro                     0            0             0         0%
& Partners

J O Hambro                     0              0             0         0%
& Company

J O Hambro                     0              0             0         0%
Asset
Management

NASCIT                         0              0             0         0%

GFS                            0              0             0         0%

Christopher                    0              0             0         0%
Mills


     (c)(1) NASCIT has sold the following shares through market transactions effected by South Coast Capital of New Orleans, LA:

                                                               Price Per
                                         Number                Share at
     Date                                of Shares             which Sold
     March 25, 1993                        10,000                 $6.875
     March 26, 1993                        10,000                  6.75
     March 30, 1993                        20,000                  7.00
     May 26, 1983                          20,000                  6.50
     May 28, 1993                          10,000                  6.50
     February 7, 1994                      23,000                  3.70
     February 28, 1994                     29,300                  3.70
     March 8, 1994                         20,000                  3.75
     April 14, 1994                        25,000                  3.50
     April 15, 1994                        52,700                  3.50
                                          220,000

                                                  page 11 of 15 pages

     J O Hambro Investment sold the following shares through market transactions effected by South Coast Capital of New Orleans, LA:

     May 28, 1993                     9,175 shares @ $6.50 per share

     As a result of the above transactions, the Filing Parties own no shares of the Company and their obligation to file any further amendments to this
Schedule 13D has terminated.

     The information relating to transactions occurring before February 7, 1994 was previously reported in the original Schedule 13-D of the Filing Parties and in amendments subsequent thereto and is restated here pursuant to Item 102(a)(2)(ii) of Regulation S-T.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into between NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated January 7, 1993.

Item 7. Material to be Filed as Exhibits

    The following documents have previously been filed as exhibits to this
Schedule 13-D and, pursuant to Item 101(a)(2)(ii) of Regulation S-T, are not filed herewith.

    (a) Secondment Services Agreement between NASCIT, GFS and Christopher Mills dated January 7, 1993;

    (b) Administration, Management and Custody Agreement between NASCIT and J O Hambro & Partners dated January 7, 1993;

    (c) Joint Filing Agreement between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management and J O Hambro & Company dated January 15, 1993;

    (d) Joint Filing Agreement between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment and J O Hambro & Company dated January 27, 1993; and

    (e) Investment Management Agreement between J O Hambro & Partners and a private client dated January 26, 1993.


                                             page 12 of 15 pages


                                  SIGNATURE


After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 1994                         J O HAMBRO & CO. LIMITED


                                                 By: /s/ L.A. Welford

                                                 Name:  L.A. Welford
                                                 Title:  Company Secretary

     Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed on a Schedule 13-D dated January 7, 1993 page 13 of 15 pages



                                   Schedule A

No changes.





                                           page 14 of 15 pages





                               Exhibit Index


No changes.





                                           page 15 of 15 pages